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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               ALLIED GROUP, INC.
     ---------------------------------------------------------------
                           (NAME OF SUBJECT COMPANY)

                               ALLIED GROUP, INC.
     ---------------------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                       --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   019220102
     ---------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              GEORGE OLESON, ESQ.
                      VICE PRESIDENT AND CORPORATE COUNSEL
                               ALLIED GROUP, INC.
                                701 FIFTH AVENUE
                          DES MOINES, IOWA 50391-2000
                                 (515) 280-4211
     ---------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                       ON BEHALF OF THE PERSON(S) FILING)

                                WITH A COPY TO:

                              STEVEN OSTNER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

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  This amendment ("Amendment No. 1") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 as from time to time amended (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 2, 1998 by ALLIED Group, Inc., an Iowa corporation (the "Company"), with respect to the tender offer by Nationwide Mutual Insurance Company, an Ohio corporation ("Nationwide"), and Nationwide Group Acquisition Corporation, an Ohio corporation and wholly owned subsidiary of Nationwide ("Nationwide Sub" and, collectively with Nationwide, the "Bidder"), disclosed in a tender offer statement on Schedule 14D-1, filed with the Commission on May 19, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase up to 30,634,052 shares (the "Shares"), at a price of $47 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Initial Offer" and, as proposed to be amended as described herein, the "Offer"). Capitalized terms used herein without separate definition are used with the meanings specified in this Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

  On June 3, 1998, Nationwide, Nationwide Sub and the Company entered into an Agreement and Plan of Merger, dated as of June 3, 1998 (the "Merger Agreement"), a copy of which has been filed as Exhibit 35 to this Schedule 14D-9, and is incorporated herein by reference. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Nationwide Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the effective time of the Merger (other than Shares owned by Nationwide or Nationwide Sub, shares held as treasury shares by the Company and Dissentary Shares (as defined in the Merger Agreement)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $48.25 per Share, net to the seller in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Shares (a "Certificate"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  (b) MERGER AGREEMENT

  The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as
Exhibit 35 to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

  The Offer. In the Merger Agreement, the Bidder has agreed, subject to certain conditions, and among other things, to amend the Initial Offer (a) to increase the purchase price offered from $47 per Share to $48.25 per Share net to the seller in cash without interest, and (b) to modify the conditions of the Initial Offer to those set forth below under "Amended Conditions to the Offer". The Merger Agreement provides that, without the consent of the Company, the Nationwide Sub shall not (a) reduce the number of Shares sought in the Offer, (b) reduce the Offer price to a price less than $48.25 per Share, (c) change or add to the conditions set forth below under "Amended Conditions to the Offer", (d) except as provided in the next sentence, extend the Offer, (e) change the form of consideration payable in the Offers (f) waive the Minimum Condition or the Insurance Regulatory Condition without the Company's consent, or (g) amend any other term of the Offer in any manner adverse to the holders of the Shares.

  Notwithstanding the foregoing, Nationwide Sub may, without the consent of the Company, (A) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the conditions to the Bidder's obligation to purchase the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (C) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 10 business days (for all such extensions) pursuant to this clause (C) beyond the latest expiration date that would otherwise be permitted under clause (A) or
(B) of this sentence. So long as

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the Merger Agreement is in effect, and the Offer Conditions (as defined below)
have not been satisfied or waived, Nationwide Sub shall, and Nationwide shall cause Sub to, cause the Offer not to expire. Subject to the terms and conditions of the Offer and the Merger Agreement, Nationwide Sub shall, and Nationwide shall cause Nationwide Sub to accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Nationwide Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer.

  The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth therein, Nationwide Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation, and each Share then outstanding (other than Shares owned by Nationwide or Nationwide Sub shares held as treasury shares by the Company and Dissenting Shares will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $48.25 per Share, net to the seller in cash, without interest thereon, upon the surrender of the Certificate formerly representing such Shares.

  Representations and Warranties. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, the organization, qualification and capitalization of the Company, the subsidiaries of the Company, the authority of the Company relative to the Merger Agreement, the absence of violations of law, required governmental filings, the statutory financial statements of the Company's insurance company subsidiaries and their actuarial reserves, the SEC filings of the Company the absence of certain changes or events and of any undisclosed liabilities, the inapplicability of state takeover statutes, compliance with applicable law, the assets of the Company, environmental matters, contracts of the Company, taxes and tax returns, benefit plans, labor relations, intellectual property, transactions with affiliates, voting requirements applicable to the Merger and the status of the Company's subsidiaries as regulated investment companies.

  The Merger Agreement also contains representations and warranties of Nationwide and Nationwide Sub with respect to, among other things, their organization and qualification, their authority relative to the Merger Agreement, the absence of violations of law, required governmental filings, the absence of certain litigation, and their financial ability to perform.

  Covenants of the Company. In the Merger Agreement, the Company has covenanted and agreed that, among other things, during the period from the date of the Merger Agreement until the effective time of the Merger (the "Effective Time"), unless Nationwide shall otherwise agree in writing, or except as otherwise contemplated in the Merger Agreement, the Company and its subsidiaries shall conduct their respective businesses in the ordinary course consistent with past practice and shall use all reasonable efforts to preserve intact their business organizations and relationships with third parties (including but not limited to their respective relationships with policyholders, insureds, agents, underwriters, brokers and investment customers), and to keep available the services of their present officers and key employees, subject to the terms of the Merger Agreement. In addition, except as otherwise contemplated by the Merger Agreement, from the date thereof until the Effective Time, without the prior written consent of Nationwide, (a) the Company shall not adopt or propose any change in its Restated Articles of Incorporation or Bylaws; (b) the Company shall not declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company except for regular quarterly dividends payable in an amount no greater than $0.14 per share on the Shares and the regular quarterly dividends per share on the Preferred Shares, or split, combine or reclassify any of the Company's capital stock, and the Company and its subsidiaries shall not repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests in, the Company; (c) the Company shall not, and shall not permit any of its subsidiaries to, merge or consolidate with any other person or (except in the ordinary course of business) acquire a material amount of assets of any other person; (d) the Company shall not, and shall not permit any subsidiary to, sell, lease, license or otherwise surrender, relinquish or dispose of (i) any material facility owned or leased by the Company or any of its subsidiaries or (ii) any assets or property which are material to the Company and its subsidiaries taken as a whole, except pursuant to existing contracts or commitments, or in the ordinary course of business consistent with past practice; (e) the Company shall not, and

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shall not permit any of its subsidiaries to, settle any material audit, make or change any material tax election or file materially amended tax returns;
(f) the Company and its subsidiaries shall not issue any capital stock or other securities or enter into any amendment of any material term of any outstanding security of the Company, and the Company and its subsidiaries shall not incur any material indebtedness except in the ordinary course of business pursuant to existing credit facilities or arrangements, amend or otherwise increase, accelerate the payment or vesting of the amounts payable or to become payable under or fail to make any required contribution to, any Benefit Plan (as defined in the Merger Agreement) or materially increase any non-salary benefits payable to any employee or former employee, except in the ordinary course of business consistent with past practice or as otherwise permitted by the Merger Agreement; (g) the Company shall not, and shall not permit any of its subsidiaries to, grant any increase in the compensation or benefits of directors, officers, employees, consultants or agents of the Company or any of its subsidiaries other than increases in the ordinary course of business consistent with past practice; (h) the Company shall not, and shall not permit any of its subsidiaries to, enter into or amend any employment agreement or other employment arrangement with any employee of the Company or any of its subsidiaries, except in the ordinary course of business consistent with past practices (which past practices shall not be deemed to include actions taken in connection with the Merger); (i) the Company shall not change any method of accounting or accounting practice by the Company or any of its subsidiaries, except for any such required change in GAAP or SAP (as such terms are defined in the Merger Agreement); (j) the Company shall not permit any Allied Insurer to conduct transactions in investment assets except in compliance with the investment policies of such Allied insurance subsidiaries in effect on the date hereof and all applicable insurance laws and regulations; (k) the Company shall not, and shall not permit any of its subsidiaries to, enter into any agreement to purchase, or to lease for a term in excess of one year, any real property, provided that the Company, or any of its subsidiaries, (i) may as a tenant, or a landlord, renew any existing lease for a term not to exceed eighteen months and (ii) may, in its capacity as a landlord, renew any lease pursuant to an option granted prior to the date hereof; and (l) none of the Allied insurance subsidiaries may make any material change in its underwriting, claims management or reserving practices.

  In addition to the foregoing, the Company has agreed that, except to the extent necessary to comply with the requirements of applicable laws and regulations, it shall not, and shall not permit any of its subsidiaries to,
(a) take, or agree or commit to take, any action that would make any representation and warranty of the Company in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time,
(b) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time, provided however, that the Company shall be permitted to take or omit to take such action which (without any uncertainty) can be cured, and in fact is cured, at or prior to the Effective Time or (c) take, or agree or commit to take, any action that would result in, or is reasonably likely to result in, any of the conditions of the Merger set forth in the Merger Agreement not being satisfied.

  Prohibition on Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not permit or cause any of its subsidiaries or any of the officers or directors of it or its subsidiaries to, and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 20 percent or more of the assets or any equity securities of, the Company or any of its Significant Subsidiaries (as defined in Regulation S-X promulgated by the Commission) other than as set forth in the Allied Disclosure Letter, or any other business combination (any such proposal or offer, an "Acquisition Proposal").

  The Merger Agreement further provides that the Company will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal,

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whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent the Company or its Board of Directors from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) at any time prior to the payment for Shares pursuant to the Offer (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from such person an executed confidentiality agreement on customary terms; (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is reasonably likely to be necessary in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) in the case referred to in clause (C) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by the Merger Agreement, taking into account the long-term prospects and interests of the Company and its shareholders.

  The Company has agreed in the Merger Agreement to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and that it will notify Nationwide immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep Nationwide informed, on a reasonably current basis, of the status and terms of any such proposals or offers and the status of any such negotiations or discussions.

  If, prior to the purchase of Shares pursuant to the Offer, there is an Acquisition Proposal which the Board of Directors determines represents a more favorable transaction to the Company and its shareholders than the transactions contemplated by the Merger Agreement, and if the Board of Directors of the Company, after consultation with outside counsel, shall have determined that failure to terminate the Merger Agreement is reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors under applicable law, the Company may terminate the Merger Agreement. If the Company so elects to terminate the Merger Agreement, the Company shall, immediately prior to any such termination, pay a termination fee in the amount of $30 million in immediately available funds by wire transfer to a bank account designated by Nationwide.

  Stockholder Approval; Preparation of Proxy Statement. The Merger Agreement provides that as soon as practicable following the purchase of the Shares pursuant to the Offer, the Company shall prepare and file with the Commission the Proxy Statement, if required by applicable law. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable. Nationwide and Nationwide Sub will use their reasonable best efforts to assist the Company in the preparation and filing of the Proxy Statement.

  Subject to the fiduciary obligations of the Board of Directors of the Company, as described above, the Merger Agreement provides that following the purchase of Shares in the Offer, if Nationwide and its subsidiaries shall not following such purchase own shares representing at least 90% of the Company's outstanding Shares and 90% of Allied's outstanding Preferred Shares, the Company will take all actions necessary in accordance with applicable law and its Articles of Incorporation and By-laws to convene a meeting, if required by applicable law, of its shareholders (the "Shareholders Meeting") to consider and vote upon the approval of the Merger Agreement and the Merger. Subject to the fiduciary obligations of the Board of Directors of the Company, as described above, the Merger Agreement further provides that the Company will, through its Board of Directors, recommend to its shareholders approval of the Merger Agreement and the Merger, and that the Company will

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use its reasonable best efforts to hold the Shareholders Meeting (unless following the purchase of Shares in the Offer Nationwide and its subsidiaries own at least 90% of the Company's outstanding Shares and 90% of the Company's outstanding Preferred Shares), as soon as practicable after the date of the Merger Agreement.

  For a description of the short-form merger provisions of the Iowa Business Corporation Law, which, under certain circumstances, could be applicable to the Merger, see the introduction to the Bidder's Offer to Purchase.

  Access to Information. Pursuant to the Merger Agreement, subject to applicable law, the Company (a) shall afford to Nationwide's and Nationwide Sub's accountants, legal counsel and other advisors ("Representatives") full access during normal business hours through the period immediately prior to the Effective Time to all of its and the its Significant Subsidiaries' assets, books, contracts, commitments and records (including, but not limited to, tax returns), and (b) during such period, shall furnish promptly to Nationwide and Nationwide Sub all such information concerning its business, assets and personnel or those of any of its affiliates, in either clause (a) or (b), as Nationwide or Nationwide Sub may reasonably request. Unless otherwise required by law, Nationwide and Nationwide Sub will, and will cause their Representatives to, hold any such information in confidence until such time as such information otherwise becomes publicly available through no wrongful act of Nationwide, Nationwide Sub or their Representatives. In the event of the termination of the Merger Agreement for any reason, Nationwide will, and will cause Nationwide Sub and their respective Representatives to, return to the Company all copies of written information furnished by the Company or its Representatives to Nationwide, Nationwide Sub or their Representatives and destroy all memoranda, notes and other writings prepared by Nationwide, Nationwide Sub or their Representatives based upon or including the information furnished by the Company or any of its Representatives to Nationwide, Nationwide Sub or their Representatives (and Nationwide will certify to the Company that such destruction has occurred) and neither Nationwide nor Nationwide Sub shall use any such information for any purpose. Prior to the completion of the Offer and, if the Merger Agreement is terminated, during the two-year period following the date of termination, Nationwide will not (and will not assist or encourage others, including its subsidiaries, to) solicit the services, as employee, consultant or otherwise, of any employee of the Company, provided, that nothing in the Merger Agreement shall be deemed to prohibit general solicitations of employment of persons in Nationwide's ordinary course of business not directed specifically toward employees of the Company, solicitations through executive recruiting firms not directed specifically toward employees of the Company or employees that make contact with Nationwide.

  Reasonable Best Efforts. Each of the parties to the Merger Agreement agrees to use its reasonable best efforts to take, or cause to be taken all action, to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including, but not limited to, (i) the holding of the Shareholders Meeting and the preparation of the Proxy Statement, (ii) the obtaining of all governmental approvals, and all other necessary actions or nonactions, waivers, consents and approvals from all appropriate governmental entities and other persons and the making of all necessary registrations and filings, (iii) the obtaining of the opinions and other documents that are conditions to the closing of the Merger, (iv) the resolution of all organizational and human resources issues relating to the transactions contemplated by the Merger Agreement, (v) the obtaining or making of all consents, environmental permits, filings or licenses necessary or desirable to ensure that the business of the Surviving Corporation may be conducted without disruption consistent with the past practice of each of the constituent companies to the Merger and (vi) the defending of any legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby, the defense of which shall, at the request of either the Company or Nationwide, be conducted jointly by Nationwide and the Company on a basis that is satisfactory to both the Company and Nationwide. The Company grants Nationwide the right to decide for purposes of the insurance regulatory hearings whether to submit regulatory applications for the Company, Allied Life and Allied Mutual concurrently or separately, and whether to conduct the regulatory hearing and approval proceeds concurrently or separately for each of the Company, Allied Life and Allied Mutual. Both the Company and Nationwide agree to use their reasonable best efforts to coordinate and cooperate during the regulatory approval process.

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  Certain Litigation. Nationwide shall cease, in any and all respects, the prosecution of any litigation against the Company or its affiliates. Immediately following the Effective Time Nationwide shall dismiss without prejudice any and all litigation brought by Nationwide against the Company or its affiliates. See "Pending Litigation".

  Board of Directors; Corporate Governance. Promptly upon acceptance for payment of the Shares by Nationwide Sub pursuant to the Offer, Nationwide Sub shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Nationwide Sub, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause Nationwide Sub's designees to be so elected by its existing Board of Directors and each subsidiary of Company and each committee of the Board of Directors of the Company and each such Subsidiary as will give Nationwide Sub a majority of such directors or committee, and the Company shall, at such time, cause Nationwide Sub's designees to be so elected. Subject to applicable law, the Company shall take all action requested by Nationwide necessary to effect any such election. In connection with the foregoing, the Company will promptly, at the option of Nationwide, either increase the size of its Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Nationwide Sub's designees to be elected or appointed to the Company's Board of Directors.

  Treatment of Stock Options; Certain Benefits. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time each option to acquire Shares (each, an "Option"), restricted stock award ("Restricted Stock") or stock appreciation right ("SARs" and, together with the Options and Restricted Stock, the "Awards") outstanding under any of the Company's Long-Term Management Incentive Plan, the Nonqualified Stock Option Plan, the Stock Option Plan, the Executive Equity Incentive Plan or any other similar plan, arrangement or agreement (together, the "Company Plans"), whether or not then exercisable or vested, shall become fully exercisable and vested and shall be canceled or repurchased and, in consideration of such cancellation or repurchase, the Company shall pay to the holder of such Award an amount in respect thereof equal to the product of (A) the Applicable Amount, multiplied by (B) the number of shares subject thereto (such payment to be net of applicable withholding taxes). The term "Applicable Amount" shall mean (i) in the case of Awards of Restricted Stock, the Merger Consideration, (ii) in the case of Awards of Options, the excess of (A) the Merger Consideration over (B) the exercise price of such Option or (iii) in the case of Awards of SARS, the excess of (A) the Merger Consideration over (B) the grant price of such SAR.

  The Merger Agreement provides that, for a period of at least one year following the Effective Time, Nationwide shall provide each employee or former employee of the Company or any of its subsidiaries with (i) the same basic compensation (including base salary, wages or commissions) and annual incentive opportunity, to the extent applicable, and (ii) benefits, which, in the aggregate, are substantially comparable, in each case to the compensation and benefits that were provided to such employee or former employee by the Company or any of its subsidiaries (including, but not limited to any Allied Benefit Plan) as of immediately prior to the Effective Time, provided that the foregoing items (i) and (ii) shall not be deemed to require Nationwide to offer an employee stock ownership plan or other equity related arrangement. Nationwide is not required to continue any such employee's employment following the Effective Time, provided, however, that, in the event that any such employee is terminated involuntarily following the Effective Time and prior to the first anniversary thereof by action of Nationwide or any of its subsidiaries, such employee shall receive at least the same severance and termination benefits as he or she would have received under the terms of the applicable Allied Benefit Plan, as in effect immediately prior to the Effective Time. From and after the Effective Time, for purposes of determining eligibility, but not for purposes of benefit accrual under the Nationwide defined benefit plan, and for purposes of determining entitlement to vesting and entitlement to vacation, severance and other benefits for employees under any compensation, severance, welfare, pension (but not for purposes of benefit accrual), benefit, savings or other plan of Nationwide or any of its subsidiaries in which employees of the Company or any of its subsidiaries become eligible to participate, service with the Company or any of its subsidiaries shall be credited as if such service had been rendered to Nationwide or such Nationwide Subsidiary; provided that Nationwide may, in lieu of providing retiree medical coverage under Nationwide's retiree medical plan, cause Allied to continue to offer its retiree medical plan as currently in effect to its current and former employees. For purposes of each

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outstanding Company short-term, mid-term and long-term incentive award held by any Company employee that is based in whole or in part on the achievement of any performance or other similar criteria, such award shall be adjusted, as determined by Nationwide in consultation with the Company, to reflect factors that adversely impact the opportunity of such Allied employee to achieve such performance or other criteria, and which shall include financial advisory, legal and other expenses incurred in connection with the transactions contemplated by this Agreement.

  Indemnification and Insurance. The Merger Agreement provides that, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation by or in the right of the Company or any of its subsidiaries, in which any of the present officers or directors (the "Indemnified Parties") of the Company or any of its subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether before or after the Effective Time, the parties to the Merger Agreement will cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time the Surviving Corporation and Nationwide, jointly and severally, shall indemnify and hold harmless, as and to the full extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys, fees and expenses), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation, and, in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain one counsel satisfactory to them unless there are conflicts under applicable professional standards, and the Company, or the Surviving Corporation and Nationwide after the Effective Time, shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and
(ii) the Company and the Surviving Corporation and Nationwide will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, that neither the Company nor the Surviving Corporation nor Nationwide shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Surviving Corporation and Nationwide shall have no obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law.

  The Merger Agreement further provides that Nationwide shall cause the Surviving Corporation to keep in effect in its By-Laws a provision for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) which provides for indemnification of the Indemnified Parties to the full extent permitted by applicable law.

  In addition, the Merger Agreement provides that Nationwide shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that Nationwide may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous) with respect to matters occurring prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of the Merger Agreement, then Nationwide shall cause the Company (or the Surviving Corporation if after the Effective Time) to, and the Company (or the Surviving Corporation if after the Effective Time) shall, provide the maximum coverage that shall then be available at an annual premium equal to 200% of such rate, and Nationwide, in addition to the indemnification described above, shall indemnify the Indemnified Parties for the balance of such insurance coverage on the same terms and conditions as though Nationwide were the insurer under those policies.

  Conditions to the Merger. The respective obligation of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) the Offer shall have been successfully completed; (b) if required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by the vote of the shareholders of the Company at the Shareholders Meeting called for such purpose; and (c) no order entered or law promulgated or enacted by any governmental entity shall be in effect which would prevent the consummation of the Merger or any other material transactions completed by the Merger Agreement, and no proceeding brought by a governmental entity shall have been commenced and be pending which seeks to restrain, enjoin, prevent, or materially delay or restructure the Merger or any other material transactions contemplated by the Merger Agreement.

  Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Nationwide or of Allied: (a) by mutual consent of Nationwide and the Company; (b) by Nationwide if the Board of Directors of the Company withdraws its recommendation to the Company's shareholders to approve the Merger; (c) by Nationwide or the Company if consummation of the Merger is barred by a permanent injunction which is final and non-appealable; (d) by the Company if, prior to the purchase of Shares pursuant to the Offer, there is an Acquisition Proposal which the Board of Directors of the Company determines represents a more favorable transaction to the Company and its shareholders than the transactions contemplated by the Merger Agreement, and if the Board of Directors, after consultation with outside counsel, shall have determined that failure to terminate the Merger Agreement is reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable law; (e) by the Company prior to the completion of the Offer, upon a material breach of any representation or warranty of Nationwide or Nationwide's failure to comply in any material respect with any of its covenants or agreements, or if any representation or warranty of Nationwide or Nationwide Sub shall be or become untrue in any material respect, which breach or failure to comply or untruth is not curable or, if curable, is not cured within 30 Business Days (as defined in the Merger Agreement) after written notice thereof has been given to Nationwide (materiality being construed in light of the transactions contemplated by the Merger Agreement); (f) by Nationwide prior to the completion of the Offer, upon a material breach of any representation, or warranty of the Company or the Company's failure to comply in any material respect with any of its covenants or agreements, or if any representation or warranty of the Company shall be or become untrue in any material respect, which breach or failure to comply or untruth is not curable or, if curable, is not cured within 30 Business Days after written notice thereof has been given to the Company (materiality being construed in light of the transactions contemplated by the Merger Agreement); or (g) by Nationwide or by the Company, if Shares shall not have been purchased pursuant to the Offer by December 31, 1998 (the "Termination Date"), provided that such right to terminate the Merger Agreement shall not be available to a party whose failure to fulfill any obligation under the Merger Agreement has been the cause of the failure of such purchase to occur by such date.

  Fees and Expenses. The Merger Agreement provides that, if the Merger is not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs or expenses, except for expenses incurred in connection with the printing, mailing and solicitation of proxies from shareholders and all filing fees and related expenses which shall be borne equally by Nationwide and the Company.

  Notwithstanding the foregoing provisions, as described under "Prohibition on Solicitation", above, if prior to the purchase of Shares pursuant to the Offer, there is an Acquisition Proposal which the Board of Directors determines represents a more favorable transaction to the Company and its shareholders than the transactions contemplated by the Merger Agreement, and if the Board of Directors of the Company, after consultation with outside counsel, shall have determined that failure to terminate the Merger Agreement is reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors under applicable Law, the Company may terminate the Merger Agreement. If the Company so elects to terminate the Merger Agreement, the Company shall, immediately prior to any such termination, pay a termination fee in the amount of $30 million in immediately available funds by wire transfer to a bank account designated by Nationwide. In the event of a termination by Nationwide for a willful breach of a representation or warranty, the Company shall pay Nationwide $10 million.

  The Company will also pay a $30 million termination fee following the termination of the Merger Agreement by Nationwide (i) following a withdrawal by the Board of Directors of its recommendation that the shareholder approve the Merger Agreement (other than if the recommendation is withdrawn because the conditions to the consummation of the Merger cannot be fulfilled for any reason other than a breach by the Company), or (ii) (A) by virtue of an uncured breach of covenant by the Company or (B) after the Termination Date, in each case following the making of an Acquisition Proposal by a third party, and with the termination fee only upon the execution, within one year of such termination, of a definitive agreement implementing an Acquisition Proposal.

  Amendment. The Merger Agreement may be amended by the parties thereto at any time before or after the approval of the Merger Agreement by the shareholders of the Company, but after such approval no amendment or modification shall be made which in any way materially adversely affects the rights of such shareholders without the further approval of such shareholders. The Merger Agreement may not be amended, modified or supplemented except by written agreement of the parties thereto.

  Amended Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Bidder is not required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Nationwide Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares not theretofore accepted for payment or paid for (a) unless (A) there are validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which constitute a majority of the Shares on a fully-diluted basis (the "Minimum Condition"), and
(B) all insurance regulatory approvals necessary for Nationwide and Nationwide Sub's acquisition of control of the Company and its Insurance Subsidiaries are obtained on terms and conditions reasonably satisfactory to Nationwide (the "Insurance Regulatory Condition") and any waiting period applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated, or (b) if at any time on or after the date of the Merger Agreement and at or before the time that the particular Shares are accepted for payment (whether or not any other Shares shall theretofore have been accepted for payment or paid for pursuant to the Offer) any of the following conditions exists: (A) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a commencement of a war, armed hostilities or other international or national calamity directly involving the United States which has a material adverse effect on the general economic conditions in the United States; (B) any statute, rule, regulation, or temporary, preliminary or permanent order or injunction shall be promulgated, enacted, entered, enforced or deemed applicable to the Offer, the Merger or performance under the Merger Agreement, by any state, federal or foreign government or governmental authority or court or governmental agency of competent jurisdiction that (i) prohibits the consummation of the Offer or the Merger or (ii) imposes material limitations on the ability of Nationwide Sub effectively to exercise full rights of ownership with respect to the Shares, including, without limitation, the right to vote any Shares purchased by it on all matters properly presented to the stockholders of the Company; provided that Nationwide and Nationwide Sub shall have used their best efforts to have any such decree, order or injunction vacated or reversed; (C) the Company shall have entered into an agreement obligating the Company to enter into an Acquisition Transaction with a person other than Nationwide, Nationwide Sub or an affiliate of either; (D) (i) the Company shall have breached or failed to perform in any material respect any of its material obligations covenants or agreements under the Merger Agreement, (ii) the representations and warranties of the Company contained in Merger Agreement shall not be true and correct as of the date of the Merger Agreement or as of the scheduled or extended expiration of the Offer, as if made as of such dates (provided that representations and warranties made as of a specified date on or prior to the date of the Merger Agreement, need only be true as of such date), unless the failure to be so true and correct (without regard to any materiality qualifiers) would not, in the aggregate, be reasonably likely to have a "Material Adverse Effect" (defined as any change in or effect on the business, operations, or financial condition of the Company or any of its subsidiaries that is materially adverse to the Company and its subsidiaries taken as a whole except for (1) any change or effect resulting from general economic, financial or market conditions, (2) any change or effect resulting from conditions or circumstances generally affecting the property and casualty insurance industry, (3) any change or effect resulting from the actions of Allied Mutual or of Allied Life Financial Corporation ("Allied Life"), including but not limited to the termination of any agreements between or among, the Company, Allied Mutual and/or Allied Life and (4) any change or effect resulting from the announcement of the Offer or of the Merger Agreement, including but not limited to the termination by any agents of their affiliation with the Company), or (iii) the representations and warranties of the Company in the Merger Agreement with respect to the capitalization of the Company and the Company's authority to enter into and perform its obligations under the Merger Agreement shall not be true and correct in all material respects; (E) the Board of Directors shall have withdrawn its recommendation or modified its recommendation in a manner adverse to Nationwide or Nationwide Sub; or (F) the failure to obtain any governmental approvals which failure, in the aggregate, would reasonably be expected to have a Material Adverse Effect.

  The foregoing conditions are for the sole benefit of Nationwide Sub and may be asserted by Nationwide Sub regardless of the circumstances giving rise to any such condition or may be waived by Nationwide Sub in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Nationwide Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

SHAREHOLDER AGREEMENT

  The following summary of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, a copy of which has been filed as Annex B to Exhibit 35 to this Schedule 14D-9 and is incorporated by reference herein. The Shareholder Agreement should be read in its entirety for a more complete description of the matters summarized below:

  Pursuant to the Shareholder Agreement, ALLIED Mutual agrees (i) not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract (as defined herein), option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares or shares of 6 3/4% Series Preferred Stock held by ALLIED Mutual (collectively, the "Securities") to any person other than Nationwide or Nationwide's designee, (ii) not to enter into any voting arrangement, whether by proxy, voting agreement, voting, trust, power-of-attorney or otherwise, with respect to the Securities and (iii) to tender, and not to withdraw, the Shares it holds pursuant to the Offer.

  ALLIED Mutual agrees not to, and agrees not to permit any investment banker, financial adviser, attorney, accountant or other representative or agent of ALLIED Mutual to, directly or indirectly (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal.

  At any meeting of shareholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, ALLIED Mutual agrees to, including by initiating a written consent solicitation if requested by Nationwide, vote (or cause to be voted) ALLIED Mutual's Securities in favor of the Merger, the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which ALLIED Mutual's vote, consent or other approval is sought, ALLIED Mutual will vote (or cause to be voted) ALLIED Mutual's

Securities against (i) any merger (other than the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's Certificate of Incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement including any consent to the treatment of any Securities in or in connection with such transaction (collectively, "Frustrating Transactions").

  The Shareholder Agreement terminates upon the earlier to occur of a termination of the Merger Agreement or a termination of the ALLIED Mutual Merger Agreement (as defined below), in either case in accordance with such agreement's terms.

  ALLIED Mutual irrevocably grants to, and appoints, any individual who shall be designated by Nationwide as ALLIED Mutual's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of ALLIED Mutual, to vote ALLIED Mutual's Securities, or grant a consent or approval in respect of such Securities, at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement, and (ii) against any Alternative Transaction or Frustrating Transaction.

  Nationwide, in addition to entering into the Merger Agreement, has entered into an Agreement and Plan of Merger, dated as of June 3, 1998 (the "ALLIED Mutual Merger Agreement"), with ALLIED Mutual, providing for the merger of ALLIED Mutual into Nationwide (the "ALLIED Mutual Merger"). A copy of the ALLIED Mutual Merger Agreement is attached hereto as Exhibit 36 and incorporated herein by reference. The ALLIED Mutual Merger Agreement contemplates that, immediately prior to the consummation of the ALLIED Mutual Merger, ALLIED Mutual would make an extraordinary distribution of $110 million in cash to ALLIED Mutual's policyholders. Nationwide has also entered into an Agreement and Plan of Merger, dated as of June 3, 1998 (the "ALLIED Life Merger Agreement"), with ALLIED Life, providing for the merger of a subsidiary of Nationwide with and into ALLIED Life, with ALLIED Life being the surviving corporation (the "ALLIED Life Merger"). In the ALLIED Life Merger, the holders of the outstanding shares of common stock of ALLIED Life (other than ALLIED Mutual and holders exercising dissenters' rights of appraisal) would receive $30 per share in cash. A copy of the ALLIED Life Merger Agreement is attached hereto as Exhibit 37 and incorporated herein by reference.

  Certain of the directors and officers of the Company are also directors and/or officers of ALLIED Mutual and/or of ALLIED Life. A majority of the Company's directors, Messrs. Carpenter, Colby, Jacobson, Taylor, Timmons and Willis (the "Unaffiliated Directors"), are not officers or directors of, or otherwise affiliated with, either ALLIED Mutual or ALLIED Life.

  Except as described in this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company's executive officers, directors or affiliates or (ii) Bidder and its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Item 4(a)-(b) of the Schedule 14D-9 is hereby amended and supplemented by the following:

  The Board of Directors of the Company, acting on the unanimous recommendation of a committee (the "Committee") consisting of all of the Unaffiliated Directors, has unanimously determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company (other than Nationwide and its subsidiaries) and recommends that all shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, if required, vote in favor of the Merger.

    This recommendation is based in part upon an opinion received by the Company from Morgan Stanley, the Company's financial advisor, that the consideration to be received by the Company's stockholders pursuant to the Offer and received by the Company's stockholders in the Merger, taken together, is fair to such stockholders (other than Nationwide and its affiliates) from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM MORGAN STANLEY IS FILED AS EXHIBIT 38 TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX A. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    As set forth in the Offer Documents, Nationwide Sub will purchase the Shares tendered prior to the close of the Offer if the Minimum Tender Condition has been satisfied by that time and if all other conditions to the Offer, including, without limitation, the condition that Bidder have obtained all required insurance regulatory approvals, have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Tender Condition is not satisfied or any other condition to the Offer is not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Iowa law, the approval of the Board of Directors and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares and the 6 3/4% Series Preferred Stock, voting together as a class, is required to approve the Merger. Accordingly, if the Minimum Tender Condition is satisfied, the Bidder will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Pursuant to the Shareholder Agreement described above, ALLIED Mutual has, among other things, agreed to grant an irrevocable proxy to Nationwide's designees providing (i) for the vote of all the outstanding Shares and the shares of 6 3/4% Series Preferred Stock owned by ALLIED Mutual in favor of the Merger and (ii) voting against any Alternative Transaction or Frustrating Transaction (as such terms are defined in the Shareholder Agreement).

    The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 16, 1998, but it is expected that the Bidder will extend the period of time for which the Offer remains open.

  A copy of the press release issued jointly by the Company and Nationwide on June 4, 1998 announcing the Merger and the amended Offer has been filed as
Exhibit 39 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  A copy of a letter to shareholders from the President and Chief Executive Officer of the Company relating to the Board's recommendation is filed as
Exhibit 40 hereto and is incorporated herein by reference.

  (b) Background: Reasons for the Recommendation. In reaching its conclusions described as to the amended Offer, the Committee and the Board of Directors considered a number of factors, including, without limitation, the following:

    (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

    (ii) the fact that the $48.25 per share price to be received by the shareholders in both the Offer and the Merger represents a substantial premium over the closing market price of $27 3/4 per Share on May 15, 1998, the last full trading day prior to Nationwide's first public announcement of the intention to commence a tender offer for the Shares;

    (iii) the oral opinion of Morgan Stanley, confirmed in writing, that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger, taken together, is fair to such shareholders (other than Nationwide and its affiliates) from a financial point of view. A copy of Morgan Stanley's written opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Morgan Stanley;

    (iv) the presentation of Morgan Stanley to the Committee and the Board of Directors at meetings on May 27, June 2 and 3, 1998, as to various financial and other matters deemed relevant to the Board of Directors;

    (v) the fact that no other potential strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those of the Offer and Merger;

    (vi) the risk, in light of the Offer, that delay by the Company would damage its franchise and would have an adverse impact on the Company's relationships with its employees, agents, regulators and customers, and the risk that any such damage or adverse impact would increase with time; and

    (vii) the fact that, prior to the purchase of Shares in the Offer, the Company may terminate the Merger Agreement if there is an acquisition proposal that the Board of Directors determines represents a more favorable transaction to the Company and its shareholders than the Offer and the Merger, if the Board of Directors, after consulting with outside counsel, shall have determined that failure to terminate is reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law, following prior notice to Nationwide concerning the other acquisition proposal and upon the payment of a $30,000,000 termination fee, inclusive of Nationwide's expenses associated with the Offer and the Merger. See "Termination" under the description of the Merger Agreement above.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  Item 6(b) of the Schedule 14D-9 is hereby amended by adding to it the following:

  (b) To the best knowledge of the Company, the executive officers and directors of the Company intend to tender all Shares owned by them pursuant to the Offer, as amended by the Merger Agreement. The foregoing statement does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such decision to tender.

  In connection with the execution and delivery of the Merger Agreement, ALLIED Mutual has entered into a Shareholder Agreement with Bidder pursuant to which ALLIED Mutual has, among other things, agreed to grant an irrevocable proxy to Nationwide's designees providing (i) for the vote of all of the outstanding Preferred Stock owned by ALLIED Mutual in favor of the Merger and
(ii) voting against any Alternative Transaction or Frustrating Transaction (as such terms are defined in the Shareholder Agreement). A copy of the Shareholder Agreement appears as Exhibit B to the Merger Agreement filed as
Exhibit 35 hereto and incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Item 7(a)-(b) of the Schedule 14D-9 is amended by adding to it the following:

  On the terms and subject to the conditions of the Merger Agreement, the Company has terminated discussions with third parties with respect to their possible interest in acquiring or merging with the Company.

  Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof,
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2 Motion filed in Rieff v. ALLIED Group in the Iowa District Court in and for Polk County on June 1, 1998.

Exhibit 3   Text of Press Release issued by the Company on June 2, 1998.

Exhibit 35 Agreement and Plan of Merger, dated June 3, 1998, among Nationwide, Nationwide Sub and ALLIED Group (including the Shareholder Agreement among Nationwide, Nationwide Sub and ALLIED Mutual attached as Exhibit B).

Exhibit 36 Agreement and Plan of Merger, dated as of June 3, 1998, between Nationwide Mutual Insurance Company and ALLIED Mutual.

Exhibit 37 Agreement and Plan of Merger, dated as of June 3, 1998, among Nationwide, Nationwide Life Acquisition Corporation and ALLIED Life.

Exhibit 38 Opinion of Morgan Stanley & Co. Incorporated, dated June 3, 1998 (incorporated by reference to Annex A to this Amendment No. 1 to Schedule 14D-9).

Exhibit 39  Joint Press Release, dated June 4, 1998, of the Company and
            Nationwide.

Exhibit 40 Letter, dated June 4, 1998, of Douglas L. Andersen addressed to the shareholders of the Company.*
--------
* Included in copies mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 4, 1998

                                            ALLIED Group, Inc.

                                                /s/ Sally J. Malloy
                                          By: _________________________________
                                            Name: Sally J. Malloy
                                            Title: Corporate Secretary

[LOGO] Morgan Stanley

                                                Morgan Stanley & Co.
                                                Incorporated
                                                1585 Broadway
                                                New York, New York 10036
                                                (212) 761-4000


                                                                   June 3, 1998

The Committee of Unaffiliated Directors
and
The Board of Directors
ALLIED Group, Inc.
701 Fifth Avenue
Des Moines, IO 50391

Gentlemen:

  We understand that ALLIED Group, Inc. ("ALLIED" or the "Company"), Nationwide Mutual Insurance Company (the "Buyer") and Nationwide Group Acquisition Corporation, a wholly owned subsidiary of the Buyer ("Acquisition Sub") have entered into an Agreement and Plan of Merger, dated as of June 3, 1998 (the "Merger Agreement"), which provides, among other things, for (i) the amendment by Acquisition Sub of its existing tender offer (the "Tender Offer") for all issued and outstanding shares of common stock, no par value (the "Company Common Stock"), of the Company to increase the purchase price from $47.00 to $48.25 per share net to the seller in cash and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $48.25 per share net to the holder in cash. The terms and the conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock in the Tender Offer and the Merger, taken together, is fair from a financial point of view to such holders (other than the Buyer and its affiliates).

  For purposes of the opinion set forth herein, we have:

    (ii) reviewed certain publicly available financial statements and other business and financial information of the Company;

    (iii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iv) reviewed certain financial forecasts prepared by the management of the Company;

    (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (vi) reviewed the reported prices and trading activity for the Company Common Stock;

    (vii) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies and their securities;

    (viii) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions deemed relevant;

    (ix) participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

    (x) reviewed the Merger Agreement and certain related documents; and

    (xi) performed such other analyses and other factors as we have deemed appropriate.

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


                                                          [LOGO] MORGAN STANLEY

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have also assumed that the Tender Offer and the Merger will be consummated on the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Committee of Unaffiliated Directors of the Board and to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Buyer and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Committee of Unaffiliated Directors and of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of Company Common Stock should accept the Tender Offer.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Tender Offer and the Merger, taken together, is fair from a financial point of view to such holders (other than the Buyer and its affiliates).

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                /s/ Phillip Barnett
                                          By: _________________________________
                                                      Phillip Barnett
                                                     Managing Director

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